18007878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Radez, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St., #1111
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Radez 312-212-1815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd, # 1702	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Radez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Radez, LLC

of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
FANNY YUEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/17/18

Signature

Managing Member

Title

Notary Public 3-31-2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX RADEZ, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Filed as Confidential Information Pursuant to Rule 17-a-5(d) under the Securities Exchange Act of 1934

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member:
of Essex Radez, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Essex Radez, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Essex Radez, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Essex Radez, LLC's management. Our responsibility is to express an opinion on Essex Radez, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Essex Radez, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

- The Supplemental schedules, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption

The supplemental schedules on pages 12 through 14 has been subjected to audit procedures performed in conjunction with the audit of Essex Radez, LLC's financial statements. The supplemental information is the responsibility of Essex Radez, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules on pages 12-14 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

Robert Cooper & Company CPA PC

We have served as Essex Radez, LLC's auditor since 2017.

Chicago, Illinois 60604

March 29, 2018

ESSEX RADEZ, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
CASH	$	414,524
SECURITIES OWNED, AT MARKET VALUE		189,986
DUE FROM BROKERS OR DEALERS		1,294,801
FEES RECEIVABLE FROM BD		146,229
OTHER RECEIVABLES		100,059
OTHER ASSETS		28,055
TOTAL ASSETS	$	2,173,654,
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
ACCOUNTS PAYABLE	$	1,084,381
ACCRUED EXPENSES		20,000
TOTAL LIABILITIES		1,104,381
MEMBERS' CAPITAL		1,069,273
TOTAL LIABILITIES & EQUITY	$	2,173,654

The Accompanying Notes to Financial Statements
are an integral part of this financial statement

ESSEX RADEZ, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
TRADING REVENUE	$	(112,494)
ORDER FLOW and FEE INCOME		1,644,167
UNREALIZED GAIN IN VALUE OF PLEDGED STOCK		80,916
INTEREST and DIVIDEND INCOME		6,381
TOTAL REVENUE		1,618,970
EXPENSES		
DIRECT TRADING EXPENSES	$	1,122,290
COMPENSATION & BENEFITS		313,434
OCCUPANCY & EQUIPMENT		96,209
REGULATORY FEES		108,435
LEGAL FEES		181,104
PROFESSIONAL FEES		219,709
DUES AND MEMBERSHIPS		50
TRAVEL & ENTERTAINMENT		3,291
COMMUNICATION		23,580
BANK FEES		20,884
OFFICE SERVICES AND SUPPLIES		22,592
TOTAL EXPENSES		2,111,578
NET (LOSS)	$	(492,608)

The Accompanying Notes to Financial Statements
are an integral part of this statement

ESSEX RADEZ, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATIONS:			
NET (LOSS)	$	(492,608)	
ITEMS NOT AFFECTING CASH FLOWS			
DEPRECIATION		-	
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATIONS:			
DECREASE IN DUE FROM BROKER CLEARING ACCOUNT		1,492	
INCREASE IN FEE RECEIVABLE FROM BROKERS		(146,229)	
DECREASE IN RECEIVABLE NON BD		82,231	
DECREASE IN OTHER ASSETS		6,400	
DECREASE IN ACCOUNTS PAYABLE		(164,632)	
NET CASH APPLIED TO OPERATIONS			(713,346)
CASH FLOWS FROM INVESTMENT ACTIVITIES:			-
CHANGE IN UNR STOCK		(80,913)	
PROCEEDS FROM SALE OF INVESTMENT		200,000	
NET CASH USED IN INVESTING			119,087
CASHFLOWS FROM FINANCING ACTIVITIES:			
CAPITAL CONTRIBUTIONS		329,000	
NET CASH PROVIDED BY FINANCING			329,000
DECREASE IN CASH			(265,259)
CASH BEGINNING BALANCE			679,783
CASH ENDING BALANCE			$ 414,524

Interest expense paid in 2017	$ -

The Accompanying Notes to Financial Statements are an integral part of this statement

ESSEX RADEZ, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017

BALANCE, BEGINNING OF YEAR	$	1,232,881
NET INCOME		(492,608)
CONTRIBUTIONS		329,000
BALANCE, END OF YEAR	$	1,069,273

The Accompanying Notes to Financial Statements
are an integral part of this statement

ESSEX RADEZ, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 1 Organization and Nature of Business

Essex Radez, LLC (The "Company") was organized under the Illinois Limited Liability Company Act on November 1, 2002. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry regulator Authority (FINRA), and a member of Better Alternative Trading System (BATS) exchange. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and is a clearing member of the Exchange. The company is a self-clearing member of the DTCC listed with the National Stock Clearing Corporation (formerly NASDAQ) for the purpose of execution of stock transactions.

NOTE 2 Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected in income. The Company charges usage fees and order flow, revenues are recorded on the accrual method. The Company charges $.00055 per trade.

In October 2017, the FASB issued Accounting Standards Update No. 2017–13, Revenue Recognition (Topic 615), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842): The accounting for a broker-dealers proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard; Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer and the recognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860

NOTE 2 Significant Accounting Policies (Continued)

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes.
Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on technical merits of the position.

FASB ASC topic 740 provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450, Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statements.

NOTE 3 Fair Value Measurements and Disclosures

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

ESSEX RADEZ, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 3 Fair Value Measurements and Disclosures (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year. The Company values its investment based on the following principles and methods of valuation. Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy.

At December 31, 2017, the following table reflects the classification for the equities held at fair value. These were the only assets or liabilities requiring disclosure under FASB ASC 820.

Description	Level I	Level II	Level III	Total
Equity Securities	$1518	$178,468	$10,000	$ 189,986
Totals	$1518	$ 178,468	$10,000	$189,986

NOTE 4 Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

Receivable from clearing organizations	$1,010,000
Receivable from broker-dealers	431,030
Total	$1,441,030

NOTE 5 CUSTOMER CONCENTRATIONS

For the year ending December 31, 2017 the Company had four major clients. A client is considered major when the concentration of platform usage fees from that client exceeds 10% of the total platform usage fees. Transactions with the four major clients represent approximately 95% of the total platform usage.

NOTE 6 Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

At December 31, 2017, the Company had significant credit concentrations consisting of cash deposited in multiple banks, deposits with the Company's clearing organization and amounts due from the Company's other broker. Cash deposits exceeded federally insured limits by approximately $164,524. The Company has not experienced any such losses in these accounts. Management does not consider any credit risk associated with these assets to be significant.

NOTE 7 Operating Lease

The Company leases office space under a lease arrangement that expires January 31, 2019. Rent expense for the year ended December 31, 2017, was approximately was $96,209.

At December 31, 2017, the aggregate minimum annual rental commitment, exclusive of additional payments that may be required for certain increases in operating maintenance costs under this lease are approximately as listed as follows:

2018	$102,689
2019	$107,824
Totals	$210,513

NOTE 9 NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3- 1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items, "as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2017, the Company had net capital and a net capital requirement of $756,196 and $250,000, respectively. The Company's net capital was $506,196 in excess of its required capital at December 31, 2017.

ESSEX RADEZ, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

NOTE 10 PAIB RESERVE REQUIREMENTS

At certain points, the Company may be subject to the SEC PAM Reserve Requirement (Rule 15c3-3) which requires the maintenance of an amount held on deposit in a 'Reserve Bank Account" which is, at minimum, the excess of "Total PAIB Credits" over "Total PAIB Debits". Under this rule, the Company was not required to maintain any amount on December 31, 2017. At December 31, 2017 the Company had no required "Amount on Deposit" in a "Reserve Bank Account."

NOTE 11 MEMBERS' CAPITAL

At December 31, 2017 the Company had three classes of membership. Class A members are entitled to vote on any matter requiring a vote or consent of the members and no other member shall have any voting rights with respect to the Company. Class A members are entitled to their allocable share of the net operating profits, net trading profits, net operating losses, and net trading losses in accordance with the provisions set forth in the operating agreement. Both Class B and Class G members are entitled to their allocable share of the net trading profits and net trading losses per the terms of their supplemental trading agreements.

NOTE 12 SUBSEQUENT EVENTS

FASB Statement No. 165, Subsequent Events, as codified in FASB ASC 855, provides guidance on subsequent events, including the time period through which subsequent events should be evaluated and the required disclosures. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued.

As of March 2, 2018, the Company entered into a settlement agreement with one of its members. The Company has ceased conducting business. (See Note 14)

As of March 8, 2018 the company has withdrawn their membership with DTTC.

NOTE 13 GOING CONCERN

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had losses of $ (496,617) in the current year. Cash flows used in operations totaled $ 594,259 for the year ended December 31, 2017. As of March 8, 2018 the company has withdrawn their membership with DTCC and ceased doing business. (See Note 14).

NOTE 14 LITIGATION

During 2016, the Company was a party to a lawsuit brought by one of the members of the Company. As of March 2, 2018, a settlement was reached. The settlement included a cash payout for the full release of open litigation. Additionally, per the settlement agreement the Company will cease conducting business.

ESSEX RADEZ, LLC
Computation of Net Capital under 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Total member capital, end of year	$	1,069,273
Non-Allowable Assets		(312,849)
Haircut's required		(228)
Net Capital		756,196
Minimum net capital Requirement		250,000
Excess net capital	$	506,196
Excess net capital of the greater of 5% Of the Combined Aggregate debit items or 120% of the minimum Net Capital Requirement	$	456,196

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS reports, Part II filed by Essex Radez, LLC as of December 31, 2017.

The accompanying notes to financial statements are an integral part of this statement

Essex Radez, LLC
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15C3-1
December 31, 2017

Computation of Aggregate indebtedness

Aggregate indebtedness	
Items included in the balance sheet:	
Accrued liabilities	$ 1,108,390
Ratio: Aggregate Indebtedness To Net Capital	132.999671% To 1

The accompanying notes to financial statements
are an integral part of this statement

ESSEX RADEZ, LLC
Computation for the Determination of Reserve Requirements and Information for the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2017

RESERVE COMPUTATION
(see note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note: ESSEX RADEZ, LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3 (k) (2) (ii), and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Essex Radez, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Essex Radez, LLC stated that it may file an exemption Report because the Company had no obligations under 17 C.F.R. §15c3-3 and (2) Essex Radez, LLC stated that Essex Radez had no obligations under 17 C.F.R. §240.15c3-3 throughout the period January 1, 2017 through December 31, 2017 without exception. Essex Radez, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Radez, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects,

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

March 29, 2018

Essex Radez, LLC Exemption Report

Essex Radez, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F. R. paragraph 240.16a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. paragraph 240.17a-5 (d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

1. The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. paragraph 240.15c3-3.

2. The Company had no obligations under 17 C.F.R. paragraph 240.15c3-3 throughout the period January 1, 2017 through December 31, 2017 without exception.

The above statements are true and correct to the best of my knowledge.

Stephen A Radez

Signature

STEPHEN A RADEZ

Name

MANAGING MEMBER

Title

3/29/2018

Date

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of Essex Radez, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Essex Radez, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Essex Radez, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Essex Radez, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Essex Radez, LLC's management is responsible for Essex Radez, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC
Chicago, Illinois 60604
March 29, 2018

ESSEX RADEZ, LLC
Schedule of Assessment and Payments Form SIPC-7
Year Ended December 31, 2017

		AMOUNT	PAY DATE
SIPC-7 ANNUAL GENERAL ASSESSMENT	$	760	
SIPC-6 PAYMENT		351	10/24/2017
SIPC-7 PAYMENT		409	3/1/2018
TOTAL PAYMENTS	$	760	
OVERPAYMENTS (AMOUNT DUE)		-	

Essex Radez, LLC
Reconciliation of Audit report to Focus filings
For the Year ending December 31, 2017

Balance Sheet

Assets per audit report	$ 2,173,654.00
Assets per FOCUS filing	2,092,739.00
Difference	80,915.00
Liabilities per audit report	1,104,382.00
Liabilities per FOCUS	1,104,382.00
Difference	0.00
Equity per Audit Report	1,069,273.00
Equity per FOCUS report	988,357.00
	80,916.00
Difference in liabilities and difference in assets	-80,915.00
net difference	1.00
Income statement per audit report	-492,608.00
Annual Income per FOCUS filing	-373,523.00
Difference due to change in current year earnings	119,085.00
Reconciliation From FOCUS to Audit Report	
Beginning equity per filed FOCUS	1,032,880.00
Investment income reclassed to PY	200,000.00
Beginning equity per Audit Report	1,232,880.00
Unrealized gain reported audit report	80,916.00
Reclassification of Investment income to PY	-200,000.00
net difference	-119,084.00
Total	1.00